EXHIBIT 12.1

WISCONSIN PUBLIC SERVICE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(in millions, except ratios)	2015 9 Months	2014	2013	2012	2011	2010
EARNINGS
Net income from continuing operations	$114.2	$140.7	$137.9	$134.8	$125.9	$135.0
Income tax expense	67.9	84.7	81.9	62.6	73.2	78.0

Income from continuing operations before income taxes	182.1	225.4	219.8	197.4	199.1	213.0
Less: Undistributed earnings of equity investees	(2.6)	(1.4)	(2.1)	(1.9)	(1.8)	(1.7)

Adjusted income from continuing operations before income taxes	179.5	224.0	217.7	195.5	197.3	211.3
Total fixed charges as defined	45.5	63.5	48.9	44.8	51.3	56.9

Total earnings as defined	$225.0	$287.5	$266.6	$240.3	$248.6	$268.2

FIXED CHARGES
Interest expense	$40.3	$57.4	$43.7	$42.5	$49.5	$54.4
Allowance for funds used during construction	4.2	4.6	3.8	0.9	0.2	0.3
Interest factor applicable to rentals	1.0	1.5	1.4	1.4	1.6	2.2

Total fixed charges as defined	$45.5	$63.5	$48.9	$44.8	$51.3	$56.9
Preferred stock dividend requirements *	3.7	5.0	4.5	4.5	5.2	5.2

Total fixed charges and preferred stock dividend requirements	$49.2	$68.5	$53.8	$49.3	$56.5	$62.1

RATIO OF EARNINGS TO FIXED CHARGES	4.9	4.5	5.5	5.4	4.8	4.7

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	4.6	4.2	5.0	4.9	4.4	4.3

*	Represents preferred stock dividend requirements of WPS computed by dividing the preferred stock dividend requirements by 100% minus the income tax rate.